Points Announces Repurchase of Common Shares

Toronto, Canada – February 4, 2015 – Points (TSX: PTS; NASDAQ: PCOM), the global leader in loyalty currency management, announced today that its Board of Directors has approved the repurchase of up to 782,454 of its common shares (the "Repurchase"), representing approximately 5% of its issued and outstanding shares as of January 31, 2015.

The primary purpose of the Repurchase is purchases for cancellation. Repurchases will be made from time-to-time at Points' discretion, based on ongoing assessments of Points’ capital needs, the market price of its common shares, general market conditions and other factors. Repurchases may be effected through the facilities of the NASDAQ Capital Market ("NASDAQ") and, subject to approval by the Toronto Stock Exchange ("TSX"), may also be effected through the facilities of the TSX.

All purchases of common shares will be made in accordance with applicable securities laws and stock exchange rules of the United States and Canada. Repurchases on NASDAQ will be at the market price at the time of purchase in compliance with applicable securities laws of the United States and Repurchases on the TSX will be at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made through other published markets, or by such other means as may be permitted by the TSX, NASDAQ and applicable law. Subject to regulatory requirements, the actual number of common shares purchased and the timing of such purchases, if any, will be determined by Points having regard to future price movements and other factors.

The Repurchase is expected to commence on the NASDAQ on or about March 4, 2015 following the expiry of current blackout restrictions. The Repurchase through the TSX is subject to approval by the TSX and is expected to commence on the later of March 4, 2015 and the date of this approval. The Repurchase will terminate on March 3, 2016 and will be subject to Points' normal trading blackout periods. During the past 12 months, Points has not repurchased any of its common shares through a share repurchase program, normal course issuer bid.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The company was named the 4th largest Canadian software company and the 36th largest Canadian technology company by the 2014 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include, among other things, statements with respect to future purchases of common shares under the Repurchase. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:

Addo Communications
Laura Bainbridge, Kimberly Esterkin
laurab@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400